CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR

CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH THE SYMBOL “[***]” TO

DENOTE WHERE OMISSIONS HAVE BEEN MADE.

July 27, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Weight Watchers International, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended January 3, 2015

Filed May 13, 2015

Form 10-Q for the Fiscal Quarter Ended April 4, 2015

File No. 1-16769

Dear Mr. Spirgel:

Weight Watchers International, Inc. and all of its subsidiaries (“we,” the “Company” or “WWI”) is submitting this letter in response to our July 14, 2015 and July 15, 2015 phone conversations with the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) as a supplement to the letter filed by us on July 1, 2015 (the “Original Response”) in response to the Staff’s letter to the Company dated June 11, 2015 with respect to the above-referenced Amendment No. 1 to Form 10-K and above-referenced Form 10-Q (the “Q1 10-Q”). For the Staff’s consideration, we respectfully provide in Section I below supplemental information on the enumerated topics and in Section II below the Company’s proposed additional disclosure. This letter has been filed with the Commission as correspondence through EDGAR.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filing. Please feel free to call me at the telephone number provided at the end of this letter.

SECTION I—SUPPLEMENTAL INFORMATION

Pursuant to our recent conversations with the Staff, we are providing additional information with respect to our evaluation of whether an interim impairment test was required at the end of the first quarter of fiscal 2015. In particular, the Staff requested that we provide additional information on the sensitivity of certain of the assumptions associated with our annual impairment testing. Additionally, the Staff requested that we provide detail on the consideration given by management to the recent significant

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC.

– WWI 0001

declines in the trading values of the Company’s equity and debt in the Company’s interim trigger assessment. Following is the Company’s response to these requests:

Topic 1: Sensitivity Analysis

As part of our annual impairment test for both goodwill and franchise rights acquired, completed on February 24, 2015, we undertook a sensitivity analysis of certain critical assumptions used in estimating the future cash flows of our reporting units and units of account. The table below summarizes the magnitude by which certain of these assumptions would need to change to incur an impairment charge in our goodwill or franchise rights acquired.

	US Assumptions				Canada Assumptions
	Used in 2014 Annual Impairment Test		Break-Even Rate		Used in 2014 Annual Impairment Test		Break-Even Rate
Goodwill
[***]	[***]	%	[***]	%	[***]	%	[***]	%
[***]	[***]	%	[***]	%	[***]	%	[***]	%

Franchise Rights Acquired
[***]	[***]	%	[***]	%	[***]	%	[***]	%
[***]	[***]	%	[***]	%	[***]	%	[***]	%
[***]	[***]	%	[***]	%	[***]	%	[***]	%

In performing our interim trigger assessment, we considered these sensitivities when assessing whether events or conditions existed that might suggest it is more likely than not that an impairment in our assets exists. Management also considered the fact that the Company enjoys high margins and generates significant cash flows from its core operations. This is clearly demonstrated by the fact that the carrying value of the Company’s indefinite-lived intangible assets, which constitute the preponderance of its net assets, reflect only a [***] times multiple of the Company’s estimated fiscal 2015 cash flow from operations as adjusted to exclude the interest expense associated with the Company’s corporate debt. These factors evidence the level of deviation from the Company’s assumptions that would need to occur for an impairment to be triggered.

***	- Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC.

– WWI 0002

Topic 2: Consideration Given to the Decline in the Company’s Equity and Debt Trading Values in the Company’s Interim Trigger Assessment

We acknowledge the significant declines in the trading values of both the Company’s equity and debt since the end of fiscal 2014 and this was a factor considered in our interim trigger assessment. However, management believes the recent trading values of the Company’s equity and debt are artificially and temporarily depressed and driven by factors that are not directly linked to the market participants’ perceptions regarding the Company’s long-term cash flow performance. Rather, management believes that much of the recent decline in the Company’s equity and debt trading values can be attributed to the equity and debt holders’ near-term concerns regarding the Company’s corporate debt. These concerns should not factor into a fair value assessment of our individual reporting units and/or our units of account. Specifically, we believe the perspectives of the equity and debt holders, which have largely influenced their trading behaviors, can be described as follows:

Equity holders’ perspectives:

•	Focused on the near-term performance of the Company and its ability in the short-term to return to growth, driven in part by concerns about the Company’s high leverage, inclusive of the Company’s ability to repay its 2016 debt maturity and ability to repay and/or refinance its 2020 debt obligations in the near-term on favorable terms, if at all;

•	Skeptical of the Company’s near-term outlook, driven in part by their lack of insight into anticipated product launches and program innovations for the 2016 winter diet season; and

•	Limited in their ability to influence the Company given the Company has a controlling shareholder.

Debt holders’ perspectives:

•	Similar to the equity holders, concerned about the Company’s near-term performance and its ability to repay and/or refinance its 2020 debt obligations in a manner that is favorable to the holders of this obligation; and

•	The Company was able to refinance its long-term debt obligations in 2013 on favorable terms. Given the Company’s current risk profile, driven in part by its recent performance trends and high leverage, debt holders believe the interest on the Company’s outstanding debt is lower than the current market rate.

Management’s perception of the Company’s cash flow generation differs from the equity and debt holders’ perceptions outlined above. Management remains committed to the Company’s previously-disclosed, multi-year transformation plan and its underlying strategies and is optimistic about the resulting turnaround and anticipated revenues. In particular, management has developed a plan for the 2016 winter diet season, which includes new product and program launches combined with effective marketing. Management expects that the anticipated revenues generated over the course of the Company’s transformation will allow the Company to repay its debt obligations on or before maturity and/or refinance its 2020 debt obligations on favorable terms in the future. Management believes that as the market participants’ knowledge of the Company’s 2016 winter diet season plan grows, and the market participants witness the Company’s anticipated successful execution of that plan, the trading values of both our equity and debt will appreciate to levels commensurate with management’s anticipated long-term cash flow performance of the Company.

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC.

– WWI 0003

In summary, management believes that the equity and debt holders’ recent valuations of the Company are primarily influenced by the high leverage of the Company and their concerns regarding the near-term ability of the Company to refinance its corporate debt on favorable terms, if at all. These factors would not influence a market participant’s view of the value of the Company’s individual reporting units, which is based upon his or her view of the reporting units’ long-term cash flow performance. Management believes its projections with respect to long-term cash flow are reasonable. In consideration of this, as well as the additional factors presented in the Original Response, the Company concluded during its first quarter of fiscal 2015 closing procedures that a triggering event had not occurred with respect to its impairment analysis.

SECTION II—PROPOSED ADDITIONAL DISCLOSURE

In response to our recent conversations with the Staff, we have reflected on the disclosure in our recent periodic reports and in our upcoming Form 10-Q for the fiscal quarter ended July 4, 2015 (the “Q2 10-Q”). We plan to enhance and supplement our disclosure in the Q2 10-Q to include management’s views shared during our recent earnings calls on our progress with respect to our multi-year transformation plan and also provide an update on our critical accounting policies with respect to the determination of whether interim impairment testing was required. We anticipate the disclosure on the transformation plan will be substantially in the form shown below, and have also included an example of how the update to our critical accounting policies would have been disclosed in our previously-filed Q1 10-Q.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Transformation Plan:

“As previously disclosed, the Company is currently executing a multi-year transformation plan. The four strategic areas of focus of this plan are as follows: improving near-term performance, including strong cost management; repositioning our brand and improving our product offer; targeting new channel growth in healthcare; and building organizational capabilities. A key component of the organizational capabilities upgrade is our technology transformation, whereby we are replacing legacy technology systems and architecture to enable us to deliver product and program enhancements in a more agile, cost-effective manner. The progress against this plan, including resulting revenues, to date has not met management’s initial expectations and therefore the Company’s turnaround is taking longer than management had previously anticipated. During the 2015 winter diet season, while we launched new product enhancements, we did not introduce meaningful program news, which historically has driven significant trend improvements. Performance in the season was also depressed by the lack of impactful marketing for such product enhancements.

Management remains committed to the transformation plan and its underlying strategies and is optimistic about the resulting turnaround. Management has continued to focus on developing and refining its launch plans for the 2016 winter diet season, which include substantive product and program innovation combined with better marketing execution.”

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC.

– WWI 0004

Update to Critical Accounting Policies:

“Interim Impairment Test Assessment

We completed our annual impairment test for both goodwill and franchise rights acquired on February 24, 2015, incorporating all of the business performance information available to us through that date. Following the end of our first quarter of fiscal 2015, we considered the events and circumstances that existed subsequent to February 24, 2015 in performing our interim analysis to determine whether a triggering event had occurred such that an interim impairment analysis of one or more of our indefinite-lived intangible assets was necessary. In performing this analysis, we considered the recent declines in the trading value of both our equity and debt. While we noted these declines and considered the contributing factors, we believe that these trading values do not reflect the anticipated positive impact of our transformation plan. We further believe such declines are temporary and that these trading values will increase following the anticipated success of the 2016 winter diet season. Accordingly, we concluded that the near-term decline in our equity and debt trading values, when considered in the aggregate with other factors such as the positive performance of the Company versus our projections, was not indicative of a triggering event requiring an interim impairment analysis. However, if our 2016 winter diet season does not meet expectations, or the depressed trading values of both our equity and debt continue into fiscal 2016, we may have to take an impairment charge which could be material at the appropriate time. For additional information on risks associated with our recognizing asset impairment charges, see “Item 1A. Risk Factors” in our Annual Report on Form 10-K/A for the fiscal year ended January 3, 2015.”

We have reviewed the above supplemental information and proposed disclosure with our Audit Committee.

*************************

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC.

– WWI 0005

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to my attention at (212) 589-2709.

Thank you for your assistance in connection with this matter.

Very truly yours,

/s/ Nicholas P. Hotchkin
Nicholas P. Hotchkin
Chief Financial Officer

cc:	Christy Adams, Senior Staff Accountant

Ivette Leon, Assistant Chief Accountant

Paul Fischer, Attorney-Advisor

Kathleen Krebs, Special Counsel

Michael F. Colosi, WWI General Counsel and Secretary

Michael Nelson, PwC Engagement Partner

Brian Lane, Gibson, Dunn & Crutcher LLP

Denis Kelly, Chair of WWI Audit Committee

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC.

– WWI 0006